AMENDMENT NO. 3 TO
SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP
OF
ENERGY TRANSFER PARTNERS, L.P.
This Amendment No. 3 (this “Amendment No. 3”) to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. (the “Partnership”), dated as of July 28, 2009, as amended by Amendment No. 1 thereto dated as of March 26, 2012, and Amendment No. 2 thereto dated October 5, 2012 (as so amended, the “Partnership Agreement”) is hereby adopted effective as of April 15, 2013, by Energy Transfer Partners GP, L.P., a Delaware limited partnership (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Unitholders in any material respect; and
WHEREAS, Section 13.1(d)(ii)(A) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act); and
WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement, to reflect an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement; and
WHEREAS, in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of April 29, 2012 by and among the Partnership, the General Partner, Sam Acquisition Corporation, a Pennsylvania corporation, Sunoco, Inc., a Pennsylvania corporation (the “Company”), and for limited purposes set forth therein, Energy Transfer Equity, L.P., the Partnership issued limited partner interests designated as Class F Units having the rights, preferences and privileges set forth in Amendment No. 2 to the Partnership Agreement; and
WHEREAS, the holders of the Class F Units have agreed to receive a new class of Partnership Securities to be designated as “Class G Units” having the rights, preferences and privileges set forth in this Amendment No. 3 in retirement of their existing Class F Units; and

WHEREAS, the General Partner has determined that the creation of the new class of Partnership Securities to be designated as “Class G Units” provided for in this Amendment No. 3 will be in the best interests of the Partnership and beneficial to the Limited Partners, including the holders of the Common Units; and
WHEREAS, the General Partner also has determined that it is necessary to make amendments to certain provisions of the Partnership Agreement relating to the Class E Units currently outstanding as set forth herein in order to reflect the indirect ownership of the Class E Units by ETP Holdco; and
WHEREAS, the General Partner has determined, pursuant to Section 13.1(g) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein (other than those amendments to the provisions relating to the Class E Units) are necessary or advisable in connection with the authorization of the issuance of the Class G Units; and
WHEREAS, the General Partner has determined, pursuant to Section 13.1(d)(ii)(A) of the Partnership Agreement, that the amendments to the Partnership Agreement relating to allocations or definitions related thereto as set forth herein are necessary or advisable to satisfy certain requirements, conditions or guidelines contained in the Code and the Treasury Regulations promulgated thereunder; and
WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendments to the provisions of the Partnership Agreement relating to the Class E Units do not adversely affect the Unitholders in any material respect; and
NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
Section 1.    Amendment.
(a)Section 1.1 of the Partnership Agreement is hereby amended to add or amend and restate the following definitions in the appropriate alphabetical order:
(i)“Class E Percentage” with respect to the Class E Units for any date of determination shall equal the relative unit percentage of the Class E Units as determined based on their Share of Additional Book Basis Derivative Items and the number of Class E Units Outstanding divided by the total number of Units Outstanding.
(ii)“Class G Percentage” with respect to the Class G Units for any date of determination, shall equal the percentage determined by multiplying (a) 35% by (b) the quotient obtained by dividing (A) the number of Class G Units Outstanding on such date, by (B) 90,706,000; provided that in the event the Partnership issues additional Class G Units in the future, the General Partner may increase the Class G Percentage to reflect the issuance of the additional Class G Units.
(iii)“Class G Issue Price” means $50.00.

(iv)“Class G Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as holder of the general partner interest and the Incentive Distribution Rights) and having the rights and obligations specified with respect to Class G Units in this Agreement.
(v)“ETP Holdco Distributions” has the meaning set forth in Section 5.11(b)(iii)(A).
(vi)“ETP Holdco Items” has the meaning set forth in Section 5.11(b)(ii)(A).
(vii)“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to its General Partner Interest, the product obtained by dividing (i) the Capital Account balance of the General Partner by (ii) the aggregate Capital Account balances of all Limited Partners and the General Partner, (b) as to any holder of a Common Unit or Assignee holding Common Units, the product of (i) 100% less the percentages applicable to paragraphs (a) and (c) multiplied by (ii) the quotient of the number of Common Units held by such Unitholder or Assignee divided by the total number of all Outstanding Common Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.
(viii)“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Limited Partners holding Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as such Limited Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.
(ix)“Unit” means a Partnership Interest of a Limited Partner or Assignee in the Partnership and shall include Common Units, Class E Units and Class G Units, but shall not include (x) the general partner interest in the Partnership or (y) Incentive Distribution Rights.
(x)“Unit Majority” means at least a majority of the Outstanding Units (excluding the Class E Units and Class G Units in respect of matters in which the holders of the Class E Units and Class G Units are not entitled to a vote).
(xi)“Unitholders” means the holders of Common Units, Class E Units and Class G Units.
(xii)“Unitholder Net Income” has the meaning set forth in Section 5.11(b)(ii)(C).

(xiii)“Unitholder Net Losses” has the meaning set forth in Section 5.11(b)(ii)(D).
(b)Article V of the Partnership Agreement is hereby amended by adding a new Section 5.11 at the end thereof as follows:
“5.11    Establishment of Class G Units.
(a)General. The General Partner hereby designates and creates a series of Units to be designated as “Class G Units” and initially consisting of a total of 90,706,000 Class G Units. The initial Class G Units shall be issued to the holders of the 90,706,000 Class F Units currently outstanding, Pro Rata, and the Class F Units shall be cancelled upon the issuance of the Class G Units. In accordance with Section 5.6, the General Partner shall have the power and authority to issue additional Class G Units in the future.
(b)Rights of Class G Units. The Class G Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i)
Initial Capital Account. The initial capital account with respect to each Class G Unit will be equal to the capital account of the Class F Unit retired on the date of the issuance of the corresponding Class G Unit.

(ii)	Allocations.

(A)
The Class G Units shall not be entitled to receive any allocation of any item of Partnership income, gain, loss, deduction or credit attributable to the Partnership’s ownership of ETP Holdco or the Partnership’s ownership of any indebtedness of ETP Holdco or any of its subsidiaries (the “ETP Holdco Items”), and such ETP Holdco Items (which shall not be included in the computation of Net Income, Net Loss, Net Termination Gain or Net Termination Loss for any taxable period while any Class G Units remain Outstanding) shall instead be specially allocated to the General Partner in an amount equal to the General Partner’s Percentage Interest of such ETP Holdco Items and the remainder to the Unitholders (other than the holders of the Class G Units or the holders of the Class E Units) Pro Rata.

(B)
Items of Partnership depreciation, amortization and cost recovery deductions for the taxable period shall be allocated to the Class G Units to the extent that such items would be allocated to the Class G Units if clauses (B) through (E) of this Section 5.11(b)(ii) were not part of this agreement and, solely for purposes of applying Sections 6.1(a), 6.1(b) and the term “Pro Rata” in Section 6.1(d)(xii)(A)(2), the Class G Percentage were equal to the Class G Units’ Share of

Additional Book Basis Derivative Items to the extent the item is attributable to an adjustment to property occurring after October 5, 2012, and otherwise the percentage obtained by dividing the number of Class G Units Outstanding by the total number of Units Outstanding (including the Class G Units).

(C)
If the Partnership would have had net income for the taxable period, computed in the same manner as Net Income but prior to the application of Section 6.1(d)(xii)(A)(2) and clauses (B) through (D) of this Section 5.11(b)(ii) (“Unitholder Net Income”), the Class G Units shall be allocated an amount of the remaining items of Partnership gross income or gain for the taxable period in a manner such that the Class G Units are allocated items that achieve the same result (taking into account federal income tax consequences) as if the Class G Units were allocated the Class G Percentage of the Unitholder Net Income for such taxable period; provided that the net amount allocated to each Class G Unit for each taxable period shall not exceed the product of (A) the aggregate cash amount distributed to such Class G Unit pursuant to Article VI for such taxable period, multiplied by (B) the quotient obtained by dividing (I) the Partnership’s Net Income that would be allocated to the Unitholders pursuant to Section 6.1(a) for such taxable period if clause (B) above and this clause (C) were not a part of this Agreement by (II) the aggregate cash amount distributed (excluding ETP Holdco Distributions) to the Unitholders (including the holders of the Class G Units) pursuant to Article VI for such taxable period.

(D)
If the Partnership would have had net losses for the taxable period, computed in the same manner as Net Losses but prior to the application of Section 6.1(d)(xii)(A)(2) and clause (B) through (D) of this Section 5.11(b)(ii) (“Unitholder Net Losses”), the Class G Units shall be allocated an amount of the remaining items of Partnership gross income, gain, loss or deduction for the taxable period in a manner such that the Class G Units are allocated items that achieve the same result (taking into account federal income tax consequences) as if the Class G Units were allocated the Class G Percentage of the Unitholder Net Losses for such taxable period; provided that items of Partnership gross deduction or loss shall not be allocated to the Class G Units pursuant to this clause (D) to the extent that such allocation would cause any holder of a Class G Unit to have a deficit balance in its Adjusted Capital

Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account).

(E)	No allocations of Net Income or Net Losses shall be made to the Class G Units pursuant to Section 6.1(a) or Section 6.1(b) following the allocations set forth above.

(F)
For each taxable period, each Class G Unit shall be allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B) until the Capital Account of each Class G Unit is equal to its Issue Price. Such allocations will be made prior to any allocations being made to any other Unitholder pursuant to Section 6.1(c)(i)(B) and will be made prior to any allocations being made pursuant to Section 6.1(c)(i)(C). The Class G Units shall be allocated 1% of the remaining aggregate Net Termination Gain, if any, that is to be allocated pursuant to Section 6.1(c)(i) for such taxable period following the allocations made pursuant to Section 6.1(c)(i)(B). No other allocations of Net Termination Gain shall be made to the Class G Units for such taxable period. The Class G Units shall be allocated Net Termination Loss to the same extent as the Common Units. Notwithstanding the foregoing, if ETP Holdco is an asset of the Partnership in the year in which the Partnership is liquidated and the aggregate balance of the Capital Accounts of the Unitholders (other than the holders of the Class E Units and Class G Units) after the allocations under Section 6.1(c) of the Partnership Agreement would be less than the Carrying Value of ETP Holdco, then Net Termination Gain or Net Termination Loss, as the case may be, or if necessary items thereof, shall first be allocated to the Class E Units and Class G Units, in proportion to their respective positive Capital Accounts, to the extent necessary to cause the aggregate balance of the Capital Accounts of the Unitholders (other than the holders of the Class E Units and Class G Units) to equal the Carrying Value of ETP Holdco after all allocations have been made.

(G)	Section 6.1(d)(iii)(A) shall not apply to the Class G Units.

(H)
Notwithstanding Section 6.2(b)(iii), the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(b) to eliminate Book-Tax Disparities in any Contributed Property received by the Partnership in exchange for the issuance of Class F Units when applying Section 6.2(b)(i) with respect to such Contributed Property.

(I)
All items of income, gain, loss, deduction or credit attributable to any public indebtedness of the Company assumed, or treated as assumed, by the Partnership in connection with the issuance of the Class F Units shall be specially allocated to the holders of the Class G Units.

(J)
For the purposes of effectuating the intent of the foregoing allocation provisions, the General Partner shall have sole discretion to make special allocations of items of Partnership gross income, gain, loss or deductions among the General Partner and the Unitholders as it deems reasonable.

(iii)	Distributions.

(A)
For each taxable period, no portion of any Partnership cash distribution attributable to (i) any distribution or dividend received by the Partnership from ETP Holdco or the proceeds of any sale of the capital stock of ETP Holdco or (ii) any interest payments received by the Partnership with respect to indebtedness of ETP Holdco or its subsidiaries (such portion of any Partnership cash distributions, the “ETP Holdco Distributions”) shall be distributed to the Class G Units.

(B)
For each Quarter in which distributions are made to the Class G Units, (i) for purposes of Sections 6.4 and 6.5, the Percentage Interest of the General Partner shall be computed without taking into account the Class G Units and (ii) any quarterly distributions to the General Partner pursuant to Section 6.4 or Section 6.5 or to the holders of the Incentive Distribution Rights pursuant to clauses (iii)(B), (iv)(B) and (v)(B) of Section 6.4(a) shall equal the amount that would have been distributed to such interests if the distributions to the Class G Units in such Quarter had been made prior to any distributions being made pursuant to Section 6.4 or Section 6.5.

(C)
The Class G Units will be entitled to receive the Class G Percentage of the portion of any Partnership cash distributions (other than ETP Holdco Distributions) to be made to the Unitholders pursuant to Article VI and the remaining portion of the Available Cash to be distributed shall be made to the Unitholders (other than the holders of Class G Units) in proportion to their relative Percentage Interests; provided, that the aggregate Partnership distributions made to each Class G Unit for each fiscal year shall not exceed $3.75 (which may, at the General Partner’s discretion, be split equally among the four Quarters of each fiscal year).

(iv)
Voting Rights. The Class G Units shall not have any voting rights, except to the extent the Delaware Act gives the Class G Units a vote as a class on any matter. With respect to any matter on which the Class G Units are entitled to vote, each Class G Unit will be entitled to one vote on such matter.

(v)	Redemption and Conversion Rights. The Class G Units will be perpetual and shall not have any rights of redemption or conversion.

(vi)
Certificates; Book-Entry. Unless the General Partner shall determine otherwise, the Class G Units shall not be evidenced by certificates. Any Certificates relating to the Class G Units that may be issued will be in such form as the General Partner may approve. The Class G Units, subject to the satisfaction of any applicable legal, regulatory and contractual requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units.

(vii)
Registrar and Transfer Agent. Unless and until the General Partner determines to assign the responsibility to another Person, the General Partner will act as the registrar and transfer agent for the Class G Units.

(viii)
Continuing Liability for Assumed Company Debt. The Company shall continue to be liable for any public indebtedness assumed, or treated as assumed, by the Partnership as a result of the contribution of assets to the Partnership by the Company or its subsidiaries in exchange for Class F Units. The Company, on behalf of itself and its subsidiaries, shall contribute cash to the Partnership immediately prior to the payment by the Partnership of any amount due with respect to such indebtedness, including principal, interest or any other amounts due pursuant to the terms of such indebtedness, in an amount equal to the amount due by the Partnership with respect to such indebtedness. Any amount paid by the Company directly to the holders of any securities evidencing such indebtedness shall for federal income tax purposes be treated as a capital contribution of such amount to the Partnership by the Company and a payment by the Partnership of such amount to the holders of such securities. The capital accounts of the Class G Units shall be increased by the amount of such cash contributions, or deemed cash contributions, but no additional Class G Units shall be issued to the Company or its subsidiaries as a result of such additional cash contributions. The Company shall provide such additional documentation setting forth such obligation as requested by the Partnership, including but not limited to the issuance to the Partnership of a promissory note of the Company.

(c)Section 6.1(d)(iii)(A) shall not apply to the Class E Units.
(d)Section 6.1(d)(xiii)(A) is hereby amended and restated as follows:
“(A)    The Class E Units shall not be entitled to receive any allocation of any ETP Holdco Items, and such ETP Holdco Items (which shall not be included in the computation of Net Income, Net Loss, Net Termination Gain or Net Termination Loss for any taxable year while any Class E Units or Class G Units remain Outstanding) shall instead be specifically allocated to the General Partner in an amount equal to the General Partner’s Percentage Interest of such ETP Holdco Items and the remainder to the Unitholders (other than the holders of Class E Units or Class G Units) Pro Rata.”
(e)Section 6.3(e)(ii) of the Partnership Agreement is hereby amended by replacing the second parenthetical with the following: “(other than the holders of Class E or Class G Units)”.
(f) The allocation provisions set forth herein applicable to the Class G Units shall apply for any allocations to the holders of the Class G Units that are attributable to their ownership of the Class F Units, effective as of October 5, 2012, and shall remain in effect for as long as the Class G Units remain outstanding, unless amended. The amendments of the allocation provisions set forth herein applicable to the Class E Units shall apply for any allocations to the holders of the Class E Units that are attributable to their ownership of the Class E Units, effective as of January 1, 2012, and shall remain in effect for as long as the Class E Units remain outstanding, unless amended.
Section 2.    Except as hereby amended, the Partnership Agreement shall remain in full force and effect.
Section 3.    This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.
[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:
ENERGY TRANSFER PARTNERS GP, L.P.
By:     Energy Transfer Partner, L.L.C.,
    its general partner

By:     /s/ Martin Salinas, Jr.
Name: Martin Salinas, Jr.
Title: Chief Financial Officer